03 FEB 10 AM 7:21

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

82-4668

03003704

SUPPL

4th February 2003

Dear Sir/Madam

The Customer Equity Company Limited: Registered No 4049251

I attach completed and duly signed form 288c in relation to Mr Henry Wilfred Barenblatt showing the correct spelling of his surname. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Judith George

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

F:\users\companysecretarial\cherylb\registrar\103let.doc

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 4049251

Company Name in full The Customer Equity Company Limited

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year) 03 02 2003

Name *Style / Title Mr *Honours etc

Forename(s) Henry Wilfred

Surname Barenblatt

† Date of Birth (Day Month Year) 14 02 1949

Change of name *(enter new name)* Forename(s)

Surname

Change of usual residential address †† *(enter new address)*

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Post town 89 Kloof Road, Bantry Bay

County / Region Cape Town Postcode 8000

Country South Africa

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate.

Signed [signature] **Date** 3.2.2003

(** director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Judith George, Taylor Nelson Sofres plc
Westgate, London, W5 1UA
Tel 020 8967 0007
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**